June 19, 2008

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Re:

Rimfire Minerals Corporation (the “Corporation”)

Form 20-F for Fiscal Year Ended January 31, 2007

Filed May 11, 2007

File No. 000-31100

Dear Ms. Davis:

This letter is in response to comments made by the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Corporation dated May 14, 2008.

Staff Comment No. 1

Item 11: Quantitative and Qualitative Disclosure about Market Risk

In your response to our prior comment number one we note you have asserted that you do not hold any derivative financial instruments. Please confirm that conclusion includes a consideration of derivative features imbedded within other non-derivative agreements or instruments. Please also confirm that your consideration of derivative instruments is within the definition in paragraphs 6 and 12 of FAS 133.

In relation to non-derivative other financial instruments, please confirm that you have considered financial instruments to -include all instruments meeting the definition with paragraph 3 of FAS 107.

The Corporation’s Response to Staff Comment No. 1

The Corporation has considered “derivative instruments” as defined in paragraphs 6 and 12 of FAS 133. The Corporation does not hold any derivative instruments, nor does it hold any contracts or agreements containing embedded derivative instruments.

Suite 1350, Box 11620, 650 West Georgia St., Vancouver, BC, Canada V6B 4N9

Tel: 604.669.6660 | Fax: 604.669.0898 | info@rimfire.ca | www.rimfire.ca

Jill Davis

Securities and Exchange Commission

June 19, 2008

Paragraph 3 of FAS 107 defines a financial instrument as “cash, evidence of an ownership interest in an entity, or a contract that both:

a. Imposes on one entity a contractual obligation (1) to deliver cash or another financial instrument to a second entity or (2) to exchange other financial instruments on potentially unfavorable terms with the second entity,

b. Conveys to that second entity a contractual right (1) to receive cash or another financial instrument from the first entity or (2) to exchange other financial instruments on potentially favorable terms with the first entity.”

The Corporation has considered this definition and all instruments which are encompassed in this definition in its evaluation of market risk for non-derivative financial instruments. The Corporation’s financial instruments consist of term deposits, Banker’s Acceptances and publicly traded common shares of other corporations. None of these instruments contain any derivative features. The face value of each instrument is also the expected settlement amount.

Staff Comment No. 2

In your response to our prior comment number one we note you have determined that foreign exchange rate risk and interest rate risk are immaterial. Please tell us the qualitative and quantitative factors you have considered as the basis of your conclusion. Refer to "Questions and Answers about the New ''Market Risk" Disclosure Rules," a copy of which can be found on our website at:

http://www.sec.gov/divisions/corpfinlguidance/derivfaq.htm

The Corporation’s Response to Staff Comment No. 2

The Corporation used the following basis for determining the materiality of interest rate risk and foreign exchange rate risk with respect to its non-derivative financial instruments.

Step 1: Categorize its market risk sensitive instruments into two portfolios: instruments entered into for trading purposes, and all other instruments.

All financial instruments are categorized as other instruments since they have not been entered into for trading purposes but are essential for continuation of the business.

Step 2: Further categorize instruments within the two portfolios by type of market risk exposure category (interest rate risk, foreign currency exchange rate risk, commodity price risk, etc.).

The financial instruments can be categorized into two main groups:

(b)

term deposits, Canadian cash and banker’s acceptances which are subject to interest rate risk, and

b)

foreign currency cash accounts which are subject to foreign exchange risk.

There are no financial instruments which are subject to commodity price risk. The marketable securities, received as option payments for mineral property interests, are subject to price fluctuations which are reflected in “Other Comprehensive Income”.

Step 3: The Company must assess the materiality of the market risk exposure for each category within each portfolio. This assessment must evaluate both (1) the materiality of the fair values of market sensitive instruments as of the end of the latest fiscal year, and (2) the materiality of potential, near-term losses in future earnings, fair values and cash flows from reasonably possible near-term changes in market rates or prices. If either is material, then the company should disclose the quantitative and qualitative information for that particular market risk exposure. For these tests, registrants should not net favorable and unfavorable fair values, except where allowed under generally accepted accounting principles.

To determine materiality, the Corporation evaluated the fair value of market risk sensitive instruments as of the end of the fiscal year with reference to fair value of total assets.

Category (a) represents approximately $3,875,001 of the Corporation’s total assets of $5,358,588 (or 72% of the total assets). However, all the term deposits and cash (49% of total assets) have fixed interest rates for the near-term. Therefore the cash flows are known and measurable and do not represent a material risk to the Corporation. All term deposits are cashable at the Corporation’s option without loss of interest.

Short-term investments (23% of total assets) have fixed maturity dates ranging from 4 months to one year. If the Corporation does not hold these investments to maturity, there would be a loss of interest as they are sold in the secondary marketplace. Upon maturity, these investments are either converted to cash or re-invested in similar secured instruments.

If term deposits were renewed at lower interest rates due to changes in market rates, the following table illustrates the effect on the Corporation’s interest and total revenues. The largest reasonably possible variation within the near term is 5%, which we respectfully submit is not material to total revenues. Since nearly 50% of term deposits do not mature within the near term, the actual results would be less material than shown in this table.

	Increase/decrease in basis points	Effect on revenue
Total Revenue	-50	$(19,376)	(5.2%)
	-25	(9,689)	(2.6%)

	+10	3,874	1.0%
	+25	9,689	2.6%

Jill Davis

Securities and Exchange Commission

June 19, 2008

Category (b) represents approximately $299,652 of the Corporation’s total assets (6% of total assets). An evaluation of foreign exchange rate changes which could affect the fair value of foreign denominated cash accounts shows that the effect on the Corporation’s total assets is less than 2% which is not material.

	Increase/decrease in foreign exchange rates	Effect on total assets
Total Assets	-20%	$(59,930)	(1.12%)
	-10%	(29,996)	(0.56%)

	+5%	14,983	0.28%
	+10%	29,996	0.56%

Staff Comment No. 3

Statement of Cash Flows

We note your response to our prior comment number two and your proposed revisions to certain line item titles within your statement of cash flows. The proposed revisions do not sufficiently satisfy our prior comment. Please clarify your line item titles within the operating activities section to provide a better indication of the nature of the flow. Commonly used indicators of the nature of direct cash flows consistent with a statement prepared under the direct method include "paid to" and ''received from." Refer to line item titles and examples in Section 1540.16 and lllustrative Example 1 of the CICA Accounting Handbook, as well as paragraph 27 and Appendix C of FAS 95.

If you continue to believe that your line item titles do not necessitate clarification, please provide a basis in Canadian or US GAAP for your conclusion by reference to the appropriate accounting literature.

The Corporation’s Response to Staff Comment No. 3

Please note that all proposed titles for line items within the statement of cash flows indicate the nature of the flow. The complexity of mineral property operations does not permit a single line for each of expenditures and revenues. Therefore, the line items must include some items which may include flow either to the Corporation (received) or from the Corporation (paid). The following are the line titles used in the operating activities section of the Statement of Cash Flows.

Mineral property operations
Paid for acquisition costs
Paid for exploration costs
Exploration reimbursements received
Exploration tax credits/grants received
Exploration funding (paid) received
Project management fees received
Reclamation deposits (paid) received
Option proceeds received
Other operations
Paid for supplies and services
Received from related party
Interest and other revenue received

CICA Handbook Section 1540.16 states:

Cash flows from operating activities are primarily derived from the principal revenue-producing activities of the enterprise. Therefore, they generally result from the transactions and other events that enter into the determination of net income or loss. Examples of cash flows from operating activities are:

(a)     cash receipts from the sale of goods and the rendering of services;

(b)     cash receipts from royalties, fees, commissions and other revenue;

(c)     cash payments to suppliers for goods and services;

(d)     cash payments to and on behalf of employees;

(e)     cash receipts and payments of interest and dividends included in the determination of net income;

(f)     cash receipts and payments of an insurance enterprise for premiums and claims, annuities and other policy benefits;

(g)     cash payments and refunds of income and other taxes; and

(h)     cash receipts and payments from contracts held for trading purposes.

The operating activities section of the Statement of Cash Flows includes this information from subparagraphs (a) to (e). Subparagraphs (f) to (h) do not apply to the Corporation except that exploration tax credits and grants are claimed via the tax system. The guidance from CICA Handbook Section 1540 and the illustrative examples provided therein clearly permit the Corporation to select cash flow line items that reflect the nature of the Corporation’s activities and the nature of the cash flow.

Staff Comment No. 4

Mineral Property Interests

We note your response to our prior comment number four in your letter dated May 5, 2008, which supplements your letter dated April 15, 2008, where you conclude that both US and Canadian GAAP consider acquisition costs of mineral property interests tangible assets. We also note you have asserted that you consider your acquisition costs properly expensed due to impairment.

Please note that under FAS 144 and CICA Handbook Section 3063, the recognition of an impairment loss is a two step process that first requires the identification of the condition of impairment, and then requires measurement of the impairment loss.

We are unable to agree with your assertion that a difficulty or inability in estimating future cash flows from mineral properties is an indication that there are no future cash flows likely from your mineral property interests. The framework for identifying and measuring impairment under either FAS 144 or CICA Handbook Section 3063 does not support the conclusion that difficulties or inabilities in determining future cash flows is an indication that the fair value of an asset is zero. Furthermore, we are unable to reconcile your assertions regarding full impairment with your continued exploration activities for some of these properties and interests. We do not believe it is reasonable to conclude that the moment after you acquire a mineral property interest that the same property is then fully impaired.

Please tell us whether you have considered using a probability-weighted approach that incorporates the varying scenarios and outcomes for determining the expected future cash flows from your mineral property interests. Refer to paragraphs 17 and 23 of FAS 144 as well as Examples 2 and 4 of Appendix A of FAS 144. Also refer to paragraphs 18 thru 23, paragraphs Al thru A28 of Appendix A, and Examples 2 and 4 of CICA Handbook Section 3063.

After your consideration of the above, please tell us how you derived estimated future cash flows used in testing the recoverability of your mineral property interest acquisition costs. Please include the significant assumptions and critical estimates underlying your calculations.

The Corporation’s Response to Staff Comment No. 4

CICA Handbook Section 3063.04 states that an impairment loss should be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. Section 3063.05 states that the carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. This assessment is based on the carrying amount of the asset at the date it is tested for recoverability, whether it is in use or under development. However, CICA Handbook Section 3063.10(e) and SFAS No. 144(8)(e) state that a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset would be conditions indicating that the carrying amount may not be recoverable.

In the two-step process for recognizing an impairment loss, the condition of current period losses combined with a history of operating losses is the first step of recognizing that the carrying value of a long-lived asset may be impaired. This condition applies to all mineral property acquisitions undertaken by the Corporation.

Jill Davis

Securities and Exchange Commission

June 19, 2008

The second step of measuring the impairment loss requires the Corporation to make an estimate of future cash flows from mineral property interests. CICA Handbook Section 3063.A13 states that “for long-lived assets for which no market exists for the item or for comparable items, and that have uncertainties both in timing and amount, expected present value would often be the appropriate technique.” This requires the Corporation to estimate future cash flows and estimate the probability of each scenario to derive an expected present value. However, Section 3063.A18 states “like any accounting measurement, the application of an expected cash flow approach is subject to a cost / benefit constraint. In some cases, an enterprise may have access to considerable data and may be able to develop many cash flow scenarios. In other cases, an enterprise may not be able to develop more than general statements about the variability of cash flows without incurring considerable cost. The accounting problem is to balance the cost of obtaining additional information against the additional reliability that information will bring to the measurement. The Board recognizes that judgments about relative costs and benefits vary from one situation to the next and involve financial statement preparers, their auditors, and the needs of financial statement users.”

The Corporation has limited data from which to derive expected cash flow scenarios. Each mineral property is unique and the value that might be attributed to it varies depending on geological setting, commodity prices, regulatory regimes where the property is located, and access and infrastructure available for exploration. Currently none of the Corporation’s mineral properties has an identified mineral resource from which to derive cash flows based upon economic development and production. The only source of cash inflows would be option payments.

The Corporation has determined which properties are at a stage of development suitable for joint-venture or option agreements and developed a series of scenarios of cash payments with their associated probabilities. These were incorporated into an expected present value worksheet. In accordance with CICA Handbook Sections 3063.20-.23, payments or expenditures required to keep the mineral property in good standing were incorporated into the net expected present value. In all cases, the expected present value was determined using the Corporation’s expected rate of borrowing and the current expiry date of the claims as the remaining useful life. These are the same assumptions used to calculate the asset retirement obligations associated with each mineral property interest.

We respectfully submit that there is a serious flaw with applying impairment recognition after the fact as generally accepted accounting principles might have required the impairment provisions to equal the acquisition costs in previous years. To consider the total acquisition costs at this stage assumes that previous write-downs would be reversed. When considering only the current fiscal year acquisition costs, $307,542 was spent on mineral property acquisition, while the expected present value is $(210,536). None of the Corporation’s mineral property interests have a positive expected present value when the expenditures associated with maintaining the properties are considered.

Jill Davis

Securities and Exchange Commission

June 19, 2008

The assumption that acquisition costs are not impaired and that some residual value must remain because there is continued exploration of mineral properties is faulty. Exploration companies traditionally work on the assumption that only a very small fraction of their early stage projects will attain production status as an operating mine. At the earliest stages of exploration, the expected return is nil. However, the chance of making a discovery is predicated on continuing to explore each mineral property interest to the fullest extent possible. The recognition that a property has a reasonable probability of production usually occurs only after a significant amount of drilling has been completed. Once a resource has been identified on a property, then the expected return can be estimated and is much more probable than at the earliest stages of exploration.

Mineral property acquisition costs generally include the legal fees associated with concluding a joint venture or option agreement. Some of these agreements do not include cash flows back to the Corporation but simply require the funding of exploration expenditures by the partner. This allows the Corporation to make expenditures on other properties while still retaining an ownership interest in the property being optioned. If the agreement is terminated, these costs become irrelevant to the future use and value of the property.

Staff Comment No. 5

Foreign Currency Translation

In regards to our prior comment number six, please confirm that you have no assets, liabilities, revenues, expenses, gains, or losses recorded in your subsidiary books and records where the functional currency, as defined in FAS 52, is other than your reporting currency (the Canadian Dollar). If the preceding is true, please tell us how you account for your Australian and US exploration activities, including the unit of account, the source of related expenditures, and the currency and manner in which acquisition and exploration expenditures are recorded.

Furthermore, as previously noted, we may have additional comments on this item pending the resolution of comment number four above.

The Corporation’s Response to Staff Comment No. 5

In accordance with FAS 52 paragraph 6, the Corporation has determined that the functional currency for all foreign operations is the Canadian Dollar. None of the subsidiary operations can be considered relatively self-contained. Instead, all foreign operations are a direct and integral component or extension of the parent company's operations. All funds are generated in Canadian Dollars and transferred to the subsidiary via inter-company loans. Where revenues have been generated within the subsidiary, these have been returned to the Corporation as a reduction in the inter-company loans. These conclusions are supported by reference to Appendix A paragraph 42 of FAS 52 where the relevant references are:

Jill Davis

Securities and Exchange Commission

June 19, 2008

a. Cash flow indicators

(2)

Parent's Currency—Cash flows related to the foreign entity's individual assets and liabilities directly impact the parent's cash flows on a current basis and are readily available for remittance to the parent company,

e. Financing indicators

(2)

Parent's Currency—Financing is primarily from the parent or other dollar-denominated obligations, or funds generated by the foreign entity's operations are not sufficient to service existing and normally expected debt obligations without the infusion of additional funds from the parent company. Infusion of additional funds from the parent company for expansion is not a factor, provided funds generated by the foreign entity's expanded operations are expected to be sufficient to service that additional financing, and

f. Intercompany transactions and arrangements indicators

(2)

Parent's Currency—There is a high volume of intercompany transactions and there is an extensive interrelationship between the operations of the foreign entity and the parent company. Additionally, the parent's currency generally would be the functional currency if the foreign entity is a device or shell corporation for holding investments, obligations, intangible assets, etc., that could readily be carried on the parent's or an affiliate's books.

Sub paragraphs b. “Sales price indicators” and c. “Sales market indicators” of Appendix A, Paragraph 42 of FAS 52 do not apply, while both sections of subparagraph d. “Expense indicators” apply equally since some services are obtained locally while most professional services are supplied by the Corporation’s staff and geological contractors in Canada.

In conformity with this determination, all revenues and expenses, including mineral property expenditures, are translated into Canadian Dollars at the rate prevailing on the date of transaction. All assets and liabilities are translated at the rate prevailing on the balance sheet date. All foreign exchanges gains and losses are included in income during the period.

Each subsidiary is a separate corporation for income tax purposes. Therefore, each subsidiary also maintains records of accounts in the local currency for the purposes of determining income tax liabilities. All expenditures made by the Corporation on behalf of the subsidiary are translated into Australian or US Dollars, as the case may be, at the exchange rate prevailing on the date of the transaction. The Corporation’s inter-company loans are recorded at the exchange rate prevailing on the date of the loan.

Yours truly,

RIMFIRE MINERALS CORPORATION

“Jason S. Weber”

Jason S. Weber, P.Geo

President and CEO